UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 000-52423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AECOM RETIREMENT & SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AECOM
13355 Noel Road
Dallas, Texas 75240

AECOM Retirement & Savings Plan
Financial Statements as of
December 31, 2024 and 2023
and for the Year Ended December 31, 2024,
Supplemental Schedules as of December 31, 2024 and
Report of Independent Registered Public Accounting Firm

AECOM RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Americas Benefits Administration Committee
AECOM Retirement & Savings Plan
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AECOM Retirement & Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

We have served as AECOM Retirement & Savings Plan's auditor since 2024.
Denver, Colorado
June 26, 2025

AECOM RETIREMENT & SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023

	2024	2023
	(expressed in thousands)
ASSETS:
Investments—at fair value (Notes B and C)	$2,299,530	$1,995,407
Plan investments in AECOM DC Retirement Plans (Note B):
Vanguard Master Trust (Note D)	3,364,044	3,096,677
SMA Master Trust (Note E)	717,651	711,978
Stable Value Master Trust (Note F)	323,734	371,202
Total investments	6,704,959	6,175,264

Receivables
Notes receivable from participants (Notes A and B)	23,764	23,054
Employer contributions	49,565	47,512
Other	561	463
Total receivables	73,890	71,029

Total assets	6,778,849	6,246,293

LIABILITIES:
Accrued expenses	223	116
Payable to participants	68	228
Total liabilities	291	344

Net Assets Available for Benefits	$6,778,558	$6,245,949
See notes to financial statements.

AECOM RETIREMENT & SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2024

2024
(expressed in thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME:
Net appreciation in fair value of investments	$346,995
Interest and dividends	17,065
Investment gain from self-directed brokerage accounts	75,948
Plan interest in the investment income of the AECOM DC Retirement Plans:
Vanguard Master Trust (Note D)	422,276
SMA Master Trust (Note E)	59,569
Stable Value Master Trust (Note F)	8,420

Net investment income	930,273

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,634

CONTRIBUTIONS:
Participants	211,037
Employer	49,721
Total contributions	260,758

Total additions	1,192,665

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants (Note A and Note G)	(665,226)
Administrative expenses	(1,463)

Total deductions	(666,689)

NET INCREASE	525,976

Net assets transferred in from affiliated plan (Note A)	6,633

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,245,949

End of year	$6,778,558
See notes to financial statements.

AECOM RETIREMENT & SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

A.	DESCRIPTION OF THE PLAN
The following brief description of the AECOM Retirement & Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for more complete information.
General — The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM (“AECOM” or the “Company”) and various subsidiaries meeting certain employment requirements. The Plan is administered by the AECOM Americas Benefits Administration Committee as authorized by AECOM. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code and is intended to qualify as a profit-sharing plan which may invest in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA. Assets of the Plan are held by Bank of America, N.A., the trustee and record keeper (the “Trustee”), except for certain investments. Assets in the separately managed accounts are held by Northern Trust Corporation; the Vanguard investment funds are held by The Vanguard Group; and the stable value fund is held at Fidelity Management Trust Company on behalf of the Trustee.

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for shares for which instructions have not been given by a participant in accordance with the trust agreement.
Eligibility — Eligible employees become eligible to participate in the Plan on their date of hire, and can enroll as soon as administratively feasible thereafter (“Eligible Employees,” as defined in the Plan document). If the Eligible Employee decides not to participate when they are first eligible, they may begin participating anytime, provided they are an Eligible Employee of the Company on that date.
Participant Contributions — Participants may voluntarily make pre-tax, Roth 401(k) and/or after-tax contributions in any combination. Pre-tax and Roth 401(k) contributions are limited to $23,000 for the calendar year 2024 per the Internal Revenue Service (“IRS”) limits. Contributions can be made in whole percentage increments up to 75 percent of eligible compensation, as defined in the Plan document. Participants who are 50 years of age and over may voluntarily make additional contributions on a pre-tax or Roth 401(k) basis up to $7,500 for calendar year 2024 per IRS limits, which are counted as part of the Plan’s 75 percent limitation. Participants also may contribute amounts representing rollovers from individual retirement accounts and/or other qualified plans. If participants are highly-compensated employees, the maximum contribution percentage may be subject to further limitation.
The Plan provides for an automatic enrollment feature for Eligible Employees. A participant’s contribution under the automatic enrollment feature will be one percent pre-tax until either a participant elects to discontinue or change his or her election.
Participant Accounts — Each participant’s account is credited with the participant’s contributions and rollovers, Company contributions, and allocations of Plan investment earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan document. Certain administration fees are paid from the participant’s account. The benefit to which a participant is entitled is the benefit that may be provided from the participant’s vested account.
Employer Contributions — The participants’ pre-tax and Roth 401(k) contributions made to the Plan are matched 50% by the Company up to 6% of eligible compensation. Participants’ after-tax contributions are not eligible for the Company match. The Company’s annual match is generally allocated 50% to the participant’s selected investment a llocations and 50% to AECOM common stock. Participants can transfer their account balance in AECOM common stock to other investment options and make withdrawals, subject to certain Plan and legal restrictions. In order to receive the annual match, participants must generally be employed on the last day of the Plan year. Notwithstanding the foregoing, participants covered by a collective bargaining agreement ("CBA"), government contract, or specific project agreement are eligible for a Company match (if any) as described in the applicable CBA, government contract, or specific project agreement.

Vesting — Participants’ contributions and rollovers, and the earnings thereon, are at all times vested in such participants’ accounts. Vesting in the Company contributions and associated earnings is based on years of continuous service. A participant vests in the Company contributions and associated earnings over a three-year period (33% after one year of service, 67% after two years of service, and 100% after three years of service). In addition, participants who are employees become fully vested upon attaining age 65, becoming disabled or deceased while employed at the Company, or upon termination of the Plan. Notwithstanding the foregoing, different vesting requirements may apply to (i) participants covered by a CBA, government contract, or specific project agreement, or (ii) participants acquired or terminated in connection with a corporate transaction.

The portion of a participant’s account balance that is not vested upon termination of employment is forfeited at the time the participant receives a distribution or as of the end of the Plan year in which the participant incurs five consecutive One-Year Breaks in Service, as defined in the Plan document, whichever occurs first. These unvested forfeited Company contributions and associated earnings are accumulated in the forfeiture account and are available to reduce subsequent Company contributions.
During the year ended December 31, 2024, forfeitures of approximately $2.4 million were used to offset the Company match for 2024. As of December 31, 2024 and 2023, the balance in the forfeiture account was $0.0 million and $0.4 million, respectively.
Investment Options — Upon enrollment in the Plan, a participant is allowed to direct the investment of his or her account into a variety of diversified investment funds offered by the Plan. If a participant is automatically enrolled in the Plan and has not selected an investment to invest his or her contributions to the Plan, those contributions are invested in a target date fund, as determined by the AECOM Americas Retirement Plan Investment Committee. Participants may change their selection of investments at any time.
One of the investment options offered under the Plan consists of shares of AECOM common stock, which is an employee stock ownership plan as defined in Section 4975(e)(7) of the Code within the Plan. In December 2021, AECOM initiated a dividend program on its shares of common stock. As a stockholder of AECOM common stock through the AECOM common stock fund, the Plan will receive dividends. The Plan will allocate the dividends to accounts of participants, which hold shares of AECOM common stock within the AECOM common stock fund, as of the dividend record date. The dividend will be deposited in the AECOM common stock fund unless the participant elects to receive it in cash outside of the Plan. Dividends deposited into the AECOM common stock fund account are reinvested to purchase more shares of AECOM common stock, which can be held or diversified into other investment funds in the Plan. The declaration and payment of dividends are subject to the sole discretion of the Company’s board of directors.
Notes Receivable from Participants — Active participants may obtain loans from their vested account balances provided they meet the Plan’s eligibility requirements. The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance. The interest rates are no less than 1% over the prime rate as published in The Wall Street Journal, in effect on the first business day of the month in which the loan application is made. Notes receivable from participants bear interest at rates that range from 4.25% to 9.50% at December 31, 2024 and 2023. The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to twenty years, are allowed. These loans are secured by a promissory note from the participant and his or her vested interest in the Plan.
Distributions — Generally, distributions are made upon a participant’s election after a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her surviving spouse, civil union partner,or state-registered domestic partner or, if none, to his or her legal representatives in care of his or her estate). A partial or complete distribution may be made in a lump-sum in the form of cash or in-kind distribution (in case of Company shares). Distributions may also be made in monthly, quarterly, semi-annual, or annual installments, or in a direct rollover distribution. Distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered in as a protected benefit. In addition, certified hardship withdrawals for certain substantiated financial reasons and withdrawals of specific contributions may be permitted from vested amounts during employment.

Transfers in From Affiliated Plan - In October 2024, net assets of approximately $6.6 million in investments     were transferred into the Plan from one affiliated plan of the Company.

B.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
Investment Valuation and Income Recognition — Investments held by the Plan are reported at fair value. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The cost of investments sold or distributed is determined on the basis of the average cost for each participant. Purchases and sales of securities are reflected on the trade date. Transactions pending clearance with brokers not settled at year-end are recorded as other receivables or payables on the Statements of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Net investment income (loss) of the AECOM DC Retirement Plans Vanguard Master Trust, the AECOM DC Retirement Plans SMA Master Trust, and the AECOM DC Retirement Plans Stable Value Master Trust (collectively, the “Master Trusts”) is allocated daily to the Plan based on the ratio of the Plan’s investment in the Master Trusts to the total value of the related investments held by each master trust as of the beginning of the day.
Notes Receivable from Participants — Notes receivable from participants are measured at their principal balance plus any accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Payment of Benefits — Benefits are recorded when paid by the Plan.
Administrative Expenses — The Plan incurs monthly recordkeeping and administrative expenses. Specific participant transaction expenses are deducted from participant accounts directly. Plan expenses that cannot be directly charged to a specific participant transaction may be paid, in whole or in part, from a twelve-dollar quarterly administrative fee charged to participant accounts. For the year ended December 31, 2024, the Plan incurred $1.5 million of recordkeeping and administrative expenses.
Fair Value Measurements — The Plan’s investments, which are stated at fair value, are disclosed in accordance with the established framework and disclosure requirements described in the Financial Accounting Standards Board Accounting Standards Codification No. 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and enhances disclosures about fair value measurements. ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 —	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.
Level 2 —	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 —	Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is             significant to the fair value measurement.
The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Common Stock and Other Exchange-Traded Equity Securities Including AECOM Stock
The fair value of these instruments is based on the closing price per the principal stock exchange on which they are traded and are classified within Level 1 of the valuation hierarchy. AECOM common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.
Mutual Funds
A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities. These investments are public investment vehicles valued at the closing price reported in the active market in which the investments are traded. These investments are classified within Level 1 of the valuation hierarchy.
Self-Directed Brokerage Accounts
Self-directed brokerage accounts are comprised of investments which are valued at the closing price reported in the active market in which the investments are traded. These investments are classified within Level 1 of the valuation hierarchy. In addition, the self-directed brokerage accounts also hold investments in fixed income instruments, such as government and corporate bonds, and certificate of deposits. Accordingly, these investments are classified within Level 2 of the valuation hierarchy.
Fixed Income Instruments
Fixed income instruments are valued based on prices received from the fund custodian. The custodian uses multiple valuation techniques to determine the valuation of fixed income instruments. In instances where there is sufficient market activity, the custodian may utilize a market-based approach through which trades or quotes from similar instruments with comparable durations, yields, and credit ratings are used to determine the valuation of these instruments. In instances where there is insufficient market activity, the custodian may utilize proprietary valuation models that maximize observable inputs. The valuation models may consider market transactions in comparable securities, the various relationships between securities, and/or market characteristics to estimate the relevant cash flows, which are then discounted to calculate the fair values. Fixed income securities, which are valued based on significant observable inputs, are classified within Level 2 of the valuation hierarchy because quoted prices of identical instruments are not readily available in active markets.

Collective Investment Trusts
A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan. These investments are valued using the net asset value (“NAV”) provided by the administrator of the collective trust. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. The collective investment trusts are not classified within the fair value hierarchy; however, the amounts measured using NAV is disclosed to permit reconciliation of the fair value of investments to the Statements of Net Assets Available for Benefits. These funds may also include short-term investment funds, which are valued based on significant observable inputs, and are classified within Level 2 of the valuation hierarchy.
Subsequent Events — The Plan monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

C.	FAIR VALUE MEASUREMENTS
Below are the Plan’s investments carried at fair value on a recurring basis by the ASC 820-10 fair value hierarchy levels described in Note B:

	As of December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$597,766	$—	$—	$597,766
AECOM common stock	521,670	—	—	521,670
Self-directed brokerage accounts	430,682	24,356	—	455,038
Total investments in the fair value hierarchy	$1,550,118	$24,356	$—	$1,574,474
Investments measured at NAV				725,056
Total investments at fair value				$2,299,530

	As of December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$579,532	$—	$—	$579,532
AECOM common stock	477,400	—	—	477,400
Self-directed brokerage accounts	382,649	—	—	382,649
Total investments in the fair value hierarchy	$1,439,581	$—	$—	$1,439,581
Investments measured at NAV				555,826
Total investments at fair value				$1,995,407

Net Asset Value per Share — The following tables summarize investments measured at NAV per share as of December 31, 2024 and 2023:

December 31, 2024	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
	(expressed in thousands)
Fidelity Growth Company Commingled Fund	$725,056	$—	Daily	None	None

December 31, 2023	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
	(expressed in thousands)
Fidelity Growth Company Commingled Fund	$555,826	$—	Daily	None	None

D.	INVESTMENT IN AECOM DC RETIREMENT PLANS VANGUARD MASTER TRUST
Certain investment assets of the Plan are held in a custody account at The Vanguard Group and consist of a 100% interest in the investment account of the AECOM DC Retirement Plans Vanguard Master Trust (“Vanguard Master Trust”), a master trust established by AECOM and administered by the Trustee. The Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment funds to the current sole participating plan. Investment gains or losses are recognized as earned based on the terms of the investments and the period during which the investments were held by the Vanguard Master Trust.
The following table presents the net assets of the Vanguard Master Trust as of December 31:

	Vanguard Master Trust
	2024	2023
	(expressed in thousands)
Investments at fair value
Collective investment trusts	$2,734,006	$2,479,928
Mutual funds	630,038	616,749

Net assets of Vanguard Master Trust	$3,364,044	$3,096,677

The following table shows the changes in net assets for the Vanguard Master Trust for the year ended December 31:

2024
(expressed in thousands)
Change in net assets:
Net appreciation in fair value of investments	$380,864
Interest and dividend income	41,412
Total investment income	422,276

Net purchases (redemptions)	(157,814)
Administrative expenses	(1,111)

Net increase in net assets	263,351

Net assets transferred in from AECOM retirement savings plan	4,016

Net assets:
Beginning of year	3,096,677
End of year	$3,364,044
The following tables set forth by level, within the fair value hierarchy, the Vanguard Master Trust assets at fair value:

	As of December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$630,038	$—	$—	$630,038
Total investments in the fair value hierarchy	$630,038	$—	$—	$630,038

Investments measured at NAV				2,734,006
Total investments at fair value				$3,364,044

	As of December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$616,749	$—	$—	$616,749
Total investments in the fair value hierarchy	$616,749	$—	$—	$616,749

Investments measured at NAV				2,479,928
Total investments at fair value				$3,096,677

Net Asset Value per Share — The following tables summarize investments measured at NAV per share as of December 31, 2024 and 2023, respectively:

December 31, 2024	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
	(expressed in thousands)
Retirement date funds	$1,503,727	$—	Daily	None	None
Index funds	1,230,279	—	Daily	None	None

December 31, 2023	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
	(expressed in thousands)
Retirement date funds	$1,413,462	$—	Daily	None	None
Index funds	1,066,466	—	Daily	None	None

E.	INVESTMENT IN AECOM DC RETIREMENT PLANS SMA MASTER TRUST
Certain investment assets of the Plan are held in separately managed accounts (“SMA”) in a custody account at Northern Trust Corporation and consist of a 100% interest in the investment account of the AECOM DC Retirement Plans SMA Master Trust (“SMA Master Trust”), a master trust established by AECOM and is administered by the Trustee. The Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment funds to the current sole participating plan. Investment gains or losses are recognized as earned based on the terms of the investments and the period during which the investments were held by the SMA Master Trust.

The following table presents the net assets of the SMA Master Trust as of December 31:

	SMA Master Trust
	2024	2023
	(expressed in thousands)
Investments at fair value
Stocks	$269,919	$258,771
Government bonds	48,545	30,526
Corporate bonds	74,084	81,559
Mortgage-backed securities	53,807	62,698
Asset-backed securities	6,144	4,619
Collective investment trusts	257,107	262,685
Cash and cash equivalents	8,610	9,411
	718,216	710,269
Accounts receivable
Receivable for securities sold	596	156
Accrued income	1,631	1,705
Other	514	678
	2,741	2,539
Accounts payable
Due to broker for securities purchased	(2,538)	(354)
Operating payables	(768)	(476)
	(3,306)	(830)

Net assets of SMA Master Trust	$717,651	$711,978
The following table shows the changes in net assets for the SMA Master Trust for the year ended December 31:

2024
(expressed in thousands)
Change in net assets:
Net appreciation in fair value of investments and income	$59,569

Net purchases (redemptions)	(54,751)
Administrative expenses	(139)

Net increase in net assets	4,679

Net assets transferred in from AECOM retirement savings plan	994

Net assets:
Beginning of year	711,978
End of year	$717,651

The following tables set forth by level, within the fair value hierarchy, the SMA Master Trust assets at fair value as of December 31, 2024 and 2023:

	As of December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Fixed income instruments:
Asset-backed securities	$—	$6,144	$—	$6,144
Mortgage-backed securities	—	53,807	—	53,807
Corporate bonds	—	74,084	—	74,084
Government bonds	—	48,545	—	48,545
Stocks	269,919	—	—	269,919
Cash and cash equivalents	8,610	—	—	8,610
Total investments at fair value	$278,529	$182,580	$—	461,109

Investments measured at NAV				257,107
Total investments at fair value				$718,216

	As of December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Fixed income instruments:
Asset-backed securities	$—	$4,619	$—	$4,619
Mortgage-backed securities	—	62,698	—	62,698
Corporate bonds	—	81,559	—	81,559
Government bonds	—	30,526	—	30,526
Stocks	258,771	—	—	258,771
Cash and cash equivalents	316	9,095	—	9,411
Total investments at fair value	$259,087	$188,497	$—	447,584

Investments measured at NAV				262,685
Total investments at fair value				$710,269

Net Asset Value per Share — The following table summarizes investments measured at NAV per share as of December 31, 2024 and 2023:

December 31, 2024	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
	(expressed in thousands)
Arrowstreet International Equity Fund	$253,548	$—	Daily	None	None
Northern Trust All Country World ex-U.S. Index Fund	3,559	—	Daily	None	None

December 31, 2023	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
	(expressed in thousands)
Arrowstreet International Equity Fund	$255,965	$—	Daily	None	None
Northern Trust All Country World ex-U.S. Index Fund	6,720	—	Daily	None	None

F.	INVESTMENT IN AECOM DC RETIREMENT PLANS STABLE VALUE MASTER TRUST
Certain investment assets of the Plan are held in a custody account at Fidelity Management Trust Company and consist of a 100% interest in an investment account of the AECOM DC Retirement Plans Stable Value Master Trust (“Stable Value Master Trust”), a master trust established by AECOM and is administered by the Trustee. The Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment funds to the current sole participating plan. Investment gains or losses are recognized as earned based on the terms of the investments and the period during which the investments were held by the Stable Value Master Trust.
The following table presents the net assets of the Stable Value Master Trust as of December 31:

	Stable Value Master Trust
	2024	2023
	(expressed in thousands)
Investments measured at NAV
Collective investment trust	$323,734	$371,202

Net assets of Stable Value Master Trust	$323,734	$371,202

The following table shows the changes in net assets for the Stable Value Master Trust for the year ended December 31:

2024
(expressed in thousands)
Change in net assets:
Interest and dividend income	$8,420

Net purchases (redemptions)	(56,162)
Administrative expenses	260

Net decrease in net assets	(47,482)

Net assets transferred in from AECOM retirement savings plan	14

Net assets:
Beginning of year	371,202
End of year	$323,734
Net Asset Value per Share — The following table summarizes investments measured at NAV per share as of December 31, 2024 and 2023:

December 31, 2024	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
	(expressed in thousands)
Stable value fund	$323,734	$—	Daily	None	None

December 31, 2023	Fair Value	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
	(expressed in thousands)
Stable value fund	$371,202	$—	Daily	None	None

G.	BENEFITS PAYABLE
Net assets available for benefits at December 31, 2024 and 2023 include $1.8 million and $6.8 million, respectively, for participants who have withdrawn from the Plan and have requested distribution of benefits but have not yet been paid.

H.	RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of AECOM common stock. At December 31, 2024 and 2023, the Plan held approximately 4.9 million and 5.2 million shares of AECOM common stock, respectively, with a fair value of approximately $521.7 million and $477.4 million at December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the Plan acquired approximately $49.5 million of AECOM common stock, of which $24.7 million was AECOM common stock issued by the Company to the Plan. Additionally, during the year ended December 31, 2024, the Plan sold approximately $81.1 million of AECOM common stock, of which $18.8 million were in-kind distributions. The Plan recorded $4.5 million in dividend income and recorded a net appreciation in fair value of approximately $71.5 million, which included gains and losses on shares bought and sold, as well as held during the year ended December 31, 2024.
The Plan holds self-directed brokerage accounts and investments managed by Bank of America, N.A. and its affiliates; and these transactions qualify as party-in-interest transactions. The Plan also holds investments managed by Northern Trust Corporation, Fidelity Management Trust Company, and The Vanguard Group; these transactions qualify as party-in-interest transactions.
These party-in-interest transactions qualify for prohibited transaction exemptions.

I.	PLAN TERMINATION
Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

J.	TAX STATUS
The Plan received its latest determination letter on February 2, 2016, in which the IRS indicated that the form of the Plan complies with the applicable requirements of the Internal Revenue Code. The Plan was amended since receiving the determination letter. The Plan administrator believes that the Plan continues to be qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits in progress for open tax periods.

K.	RISKS AND UNCERTAINTIES
The Plan and the Master Trusts invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participants’ account balances and the amounts reported in the financial statements. The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options. Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of AECOM common stock, which is a single security.

L.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023 to Form 5500:

	2024	2023
	(expressed in thousands)
Net assets available for benefits per the financial statements	$6,778,558	$6,245,949

Amounts allocated to withdrawing participants	(1,802)	(6,795)

Net assets available for benefits per Form 5500	$6,776,756	$6,239,154
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statement for the year ended December 31, 2024 to Form 5500:

2024
(expressed in thousands)
Net increase per financial statements	$525,976

Net change in amounts allocated to withdrawing participants	4,993

Net increase per Form 5500	$530,969

AECOM RETIREMENT & SAVINGS PLAN
EIN#: 61-1088522 PLAN#: 055
FORM 5500, SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2024

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Late Participant Loan Repayments are Included:	Contributions Not corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Yes	$—	$909	$7,973,923	$—

AECOM RETIREMENT & SAVINGS PLAN
EIN#: 61-1088522 PLAN#: 055
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	AECOM Common Stock	4,883,635 shares	**	$521,669,855

	Registered Investment Companies:
	BlackRock Advisors BIF Money Fund	1,802,110 shares	**	1,802,110
	Fidelity Balanced K6 Fund	13,963,074 shares	**	222,850,654
	DFA Global Real Estate Securities Institutional Fund	3,923,719 shares	**	39,629,559
	Oakmark R6 Fund	2,191,956 shares	**	333,484,138
				597,766,461
	Participation in common or collective trusts:
	Fidelity Growth Company Commingled Fund	10,214,932 shares	**	725,055,895

	Assets in Bank of America, N.A. Self-Directed Brokerage Accounts	Various investments, including registered investment companies, common stocks, ETFs and money market funds	**	455,037,712

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%; Maturities ranging from 2025 to 2044		23,763,943

	Total investments			$2,323,293,866

* Party-in-interest
** Cost information not required for participant directed investments

Exhibit Index

Exhibit No.	Description

23.1	Consent of Eide Bailly LLP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM RETIREMENT & SAVINGS PLAN

Dated: June 26, 2025	By:	/s/ Derek Zingg
Derek Zingg, Chair, and Delegated Member of the AECOM Americas Benefits Administration Committee